SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 4Q20 & 2020 HIGHLIGHTS	4
1.1 BRASKEM – CONSOLIDATED	4
1.2 BRASKEM – HIGHLIGHTS BY REGION 4Q20	5
2. OPERATING PERFORMANCE IN 4Q20 BY REGION	7
2.1 BRAZIL	7
2.2 UNITED STATES & EUROPE	17
2.3 MEXICO	20
3. CONSOLIDATED PERFORMANCE 4Q20 & 2020	24
A) REVENUE BY REGION	25
B) CONSOLIDATED COGS	25
C) OTHER NET REVENUE (EXPENSES)	25
D) RECURRING OPERATING RESULT	26
E) NET FINANCIAL RESULT	27
F) FREE CASH FLOW	28
G) LIQUIDITY & CAPITAL RESOURCES	29
H) INVESTMENTS & VALUE CREATION	32
I) DELEVERAGING PLAN	34
4. ENVIRONMENT, SOCIAL RESPONSIBILITY & CORPORATION GOVERNANCE	35
4.1 HIGHLIGHTS	35
4.2 RECOGNITION	35
4.3 CIRCULAR ECONOMY	35
4.4 SAFETY	37
4.5 CORPORATE GOVERNANCE	37
5. CAPITAL MARKETS	37
5.1 RATING	38
5.2 MODELING 2021	39
5.3 INDICATORS	40

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DISCLAIMER ON FUTURE STATEMENTS

This Earnings Release may contain prospective statements. These statements are not historical facts, they are based on the current vision and estimates by the Company’s management regarding future economic circumstances and other industry conditions, performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings, and from COVID on business, financial situation and operating results of the Company. The words “foresee”, “believe”, “estimate”, “expect”, “plan” and other similar expressions, when referring to the Company, are used to identify prospective statements. Statements regarding possible results of legal and administrative processes, implementation of operations strategies and financing and investment plans, direction on future operations, as well as factors or trends which can affect the financial condition, liquidity or operating results of the Company are examples of prospective statements. Such statements reflect the current views of the Company’s management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various premises and factors including general economic and market conditions, industry conditions and operational factors. Any change in such premises or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of the COVID pandemic on business, employees, service providers, shareholders, investors and all other individuals related to the Company may lead to results that in effect are significantly different from current expectations. Consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM), in particular the factors discussed in the sections for a full discussion of the risks and other factors that may impact any prospective statements contained in this document.

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In 2020, the Recurring Operating Result was US$2,082 million, 38% higher than 2019

In 4Q20, the Recurring Operating Result was US$833 million, 22% higher than 3Q20

1.	4Q20 & 2020 HIGHLIGHTS
1.1	BRASKEM – CONSOLIDATED

▪	The Company’s recurring Operating Result was US$833 million, 22% higher than in 3Q20, explained mainly by better spreads for resins and main chemicals in Brazil, for PP in the United States and for PE in Mexico. Compared to 4Q19, recurring Operating Result in U.S. dollar was 246% higher, due to: (i) the better spreads for resins and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) the higher sales volume of resins and main chemicals in Brazil. In Brazilian real, the recurring Operational Result was R$4,522 million, 23% and 355% higher than in 3Q20 and 4Q19, respectively, due to the depreciation in the Brazilian real against the U.S. dollar.
▪	In 2020, the Company recorded a net loss[1] of R$6,692 million, explained mainly by the provisions related to the geological event in Alagoas in the amount of R$6,902 million and by the impact of the exchange variation on the financial result given the Brazilian real depreciation against the U.S. dollar on net exposure of US$3,400 million.
▪	In the year, the Company registered positive net cash generation of R$1,276 million, mainly due to: (i) strong operating result; (ii) the monetization of PIS/COFINS credits of R$1,786 million; and (iii) the reduction of the Company’s projected investments by 23%. These impacts were partially offset by the impact from working capital on cash flow in the first half of the year, given the cash consumption caused by the change in the feedstock profile, with lower volumes of imported naphtha.
▪	Supported by the Company’s cash generation and continued commitment to its financial health, corporate leverage measured by the ratio of Net Debt to recurring Operating Result[2] in U.S. dollar was 2.94x.
▪	In the year, the overall accident frequency rate with and without lost time (CAF + SAF) was 0.95 event per million hours worked, 71% below the industry average[3]. The rate is the lowest rate of the last three years and was achieved with the efforts and training under the Company’s Human Reliability Program. Also, the Company achieved the best historical results in process safety with a Tier 1 accident frequency rate of 0.07 event/million hours.

[1] Based on net loss attributable to the Company’s shareholders.

[2] Excludes the Project Finance in Mexico and based on recurring EBITDA.

[3] The industry average is 3.25 per million hours worked according to the American Chemistry Council. The most recent data refers to 2018.

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▪	In December 2020, the Company concluded an important advance relating to the geological event in Alagoas by entering into agreements for Compensation of Residents and for Socio-Environmental Reparations (jointly referred to as ”Agreements”). After approval of the Agreements by the competent authorities, the Public-Interest Civil Actions filed against Braskem relating to the compensation of residents and social and environmental reparations arising from the geological event in Alagoas were dismissed.
▪	In December 2020, Braskem concluded the renewal of its feedstock supply agreements for its petrochemical plants with Petrobras by executing contracts for the supply of petrochemical naphtha to its industrial unit in São Paulo and for ethane and propane to its industrial unit in Rio de Janeiro. The purpose of the contracts, with duration of around 5 years after the end of the current contracts in December 2020, is to supply annual volumes of up to 2 million tons of petrochemical naphtha to São Paulo and of up to 580,000 tons of ethylene equivalent (ethylene volume for each ton of ethane and propane) to Rio de Janeiro, with prices based on international references.
▪	In February 2021, the Company announced the resumption of chlor-alkali production and dichloroethane in its unit located in the Pontal da Barra district of Maceió, Alagoas, which had been shut down since May 2019. To restart the Chlor-Alkali Plant, Braskem concluded the project to produce brine as feedstock made from imported salt, which allowed it to resume production of PVC and caustic soda with an integrated model.
▪	In the quarter, recycled products sales reached 5.7 kton, up 310% from 3Q20, reflecting the stronger demand in Mexico and the start of recycled resins commercialization in Europe.
▪	In the year, the utilization rate of green ethylene was 87%, an increase of 9 p.p. in relation to 2019, and Green PE sales achieved 170 kton, higher 5% in relation to the previous year, being both amounts historical records since the beginning of Company’s biopolymers operations in 2010.

1.2	BRASKEM – HIGHLIGHTS BY REGION 4Q20

BRAZIL

▪	The recurring Operating Result in Brazil was US$680 million (R$3,684 million), 29% higher than 3Q20, mainly due to the higher spreads in the international market for PE, PP, PVC and main chemicals, accounting for 79% of the Company’s consolidated recurring Operating Result.
▪	In 4Q20, in line with Brazil’s segment strategy of prioritizing serving the Brazilian market, the Company registered resin sales volume in the domestic market of over 1,0 million tons, which is approximately 17% higher than its historical average[4].

UNITED STATES & EUROPE

▪	The recurring Operating Result in the United States and Europe was US$117 million (R$626 million), 12% lower than in 3Q20, mainly due to the lower products supply in both regions, and accounting for 13% of the Company’s consolidated recurring Operating Result. In relation to 4Q19, the 87% increase is basically explained by better PP spreads in the United States and Europe.
▪	In the quarter, the ramp-up process of the new PP plant in the United States (Delta) improved significantly in terms of both production volume and quality of the material produced. The new plant’s production was 101 ktons, representing approximately 90% of utilization rate, considering the quarterly production capacity of around 113 ktons.

[4] Considering the historical average since 1Q10.

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MEXICO

▪	The recurring Operating Result in Mexico was US$63 million (R$350 million), 20% lower than 3Q20 and 18% lower than 4Q19. Mexico’s recurring Operating Result accounted for 8% of consolidated the Company’s consolidated recurring Operating Result.
▪	In the quarter, Braskem Idesa imported approximately 35,000 tons (average of 7,000 barrels per day) of ethane from the United States to complement the ethane supplied by Pemex, which represented 9% of the PE utilization rate of the Petrochemical Complex in Mexico, whose utilization rate stood at 48% in the quarter. In December 2020, Braskem Idesa completed an expansion of the Fast Track operation, which currently has an expected capacity of 20 thousand barrels per day of ethane, or about 30% of the total ethane requirement of the petrochemical complex.
▪	In December 2020, the subsidiary Braskem Idesa was notified by the Centro Nacional de Control del Gas Natural ("Cenagas"), the Mexican government agency responsible for the natural gas pipeline and transportation system in the region, regarding the unilateral suspension of natural gas transportation, an energy input essential for the production of polyethylene at the Petrochemical Complex in Mexico. As a result, and respecting the safety protocols, Braskem Idesa immediately suspended its operations.
▪	On January 7, 2021, the Company announced the partial resumption of polyethylene production by Braskem Idesa based on an experimental business model that follows all safety protocols and reduces the impacts on serving the demand from Mexico’s plastics industry.
▪	According to Notice to the Market of March 1, 2021, Braskem Idesa signed with PEMEX and Cenagas the following documents to enable BI continued operation:
i.	a memorandum of understanding ("MoU") with PEMEX setting out respective understandings for the discussion of potential amendments to the Ethane Supply Contract and for the development of an ethane import terminal, subject to negotiation, entering into definitive documentation, approvals of BI's shareholders and creditors and with reservations of rights; and
ii.	an agreement for natural gas transport service with CENAGAS, with a term of 15 years, such term conditioned upon the execution of the definitive documentation referenced in item (i) above.
▪	With the execution of these documents by BI, BI commenced to receive the service of natural gas transportation, which had been unilaterally terminated in December 2020, allowing the Company to use natural gas in its production process and electricity generation. Additionally, the existing Ethane Supply Contact between BI and PEMEX has not been modified. At the time, BI cannot predict the outcome of such discussions with PEMEX, its shareholders and creditors.
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2.	OPERATING PERFORMANCE IN 4Q20 BY REGION
2.1	BRAZIL
2.1.1	PETROCHEMICAL SPREADS

▪	PE Spread[5]: increase compared to 3Q20 (+25%). The price of PE in the United States increased 17% due to: (i) the strong demand, mainly in applications for non-durable goods such as packaging; and (ii) the impacts caused by the hurricane season that restricted PE supply in the region, and outpaced the increase in the naphtha reference (+4%), which increased due to higher oil prices in the international market in the period, supported mainly by optimism on the start of vaccinations against COVID. In relation to 4Q19, the PE spread was 146% higher, explained by: (i) the lower naphtha price in the international market; and (ii) the delay in the startup of new capacities in 2020 of approximately 10%.
▪	PP Spread[6]: increase compared to 3Q20 (+32%). The higher PP price in Asia (+20%) was mainly due to (i) lower product availability due to logistics interruptions; and (ii) the strong demand in China, and outpaced the increase in the ARA naphtha price reference (+4%). In relation to 4Q19, the PP spread increased 54%, explained by (i) the lower feedstock price in the international market that did not return to pre-pandemic levels; and (ii) the delay in the startup of new capacities in 2020 of approximately 9%.
▪	PVC Spread[7]: increase compared to 3Q20 (+11%). The higher PVC price in Asia (+29%) is explained by (i) the maintenance of growing demand for the product due to the recovery of the construction and industry sectors; and (ii) the operational problems in Asia and United States. The increase in PVC Asia price was sufficient to affect the higher feedstock price, despite the strong appreciation in the EDC price in the United States (+113%) due to (i) the supply constraints caused by the hurricane season; and (ii) the strong demand for PVC. In relation to 4Q19, the PVC spread increased 45%, mainly due to (i) the lower naphtha price in the international market that did not return to pre-pandemic levels; and (ii) the global shortage of the product.

[5] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

[6] PP Asia Price – Naphtha ARA price.

[7] PVC Asia Price - (0.23*3*naphtha ARA price) - (EDC USA price*0.832).

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▪	Main Base Chemicals Spread[8]: increase compared to 3Q20 (+25%). Prices of the main base chemicals increased, influenced by higher oil prices in the international market. The highlight was U.S. butadiene, which increased 67% due to operational problems at certain producers, which decreased the product’s supply. In relation to 4Q19, the spread of the main basic chemicals remained stable.

[8] Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to the capacity mix of Braskem’s industrial units in Brazil) - Naphtha ARA price.

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2.1.2	OPERATIONAL OVERVIEW

a) Resin demand in the Brazilian market (PE, PP and PVC): increase compared to 3Q20 (+11%) and 4Q19 (+26%), mainly due to: (i) the effect from the rebuilding of inventories in the converter chain, which mitigated the seasonality effects in the quarter; and (ii) the strong demand from various sectors, especially packaging, automotive and infrastructure.

b) Average utilization rate of petrochemical plants: down from 3Q20 (-2 p.p.), mainly due to operational problems in the petrochemical complex in São Paulo, and increase in relation to 4Q19 (+7 p.p.) due to the resumption of production in the petrochemical complex in Bahia after the scheduled shutdown in the end of 2019.

c) Resins sales: in the Brazilian market, reduction in relation to 3Q20 (-5%), due to the lower capacity utilization rates of petrochemical complexes in the period. Compared to 4Q19, resin sales volume increased (+22%), due to the stronger demand in the period and the higher supply of the product. Drop in exports compared to 3Q20 (-20%) and 4Q19 (-34%), given the strategy to prioritize sales to the Brazilian market.

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d) Main chemicals sales: in the Brazilian market, sales were higher than in 3Q20 (+8%), led by butadiene, which has strong exposure to the rubber market, gasoline, reflecting the relaxation of physical distancing in the period, and benzene, which has strong exposure to the textile industry. Compared to 4Q19, sales in the Brazilian market increased (+31%), due to the product’s higher supply. In this scenario, exports decreased in relation to 3Q20 (-25%) and 4Q19 (-40%), due to the strategy of prioritizing sales to the Brazilian market.

2.1.3	SITUATION IN ALAGOAS
a)	Operational

Average PVC utilization rate: considering Alagoas and Bahia plants, it was 64%, down (-8 p.p.) compared to 3Q20 due to the limited global supply of EDC and operational adjustments in the facilities. In the quarter, the Company imported 90.2 kton of EDC.

Sales Volume: PVC sales in the Brazilian market totaled 129 ktons, lower than 3Q20 (-21%), due to the lower supply of the product for sale. Compared to 4Q19, the increase (+3%) is mainly explained by the higher demand for the product, especially in the construction sector. The Company imported 46 kton of caustic soda in 4Q20, 13 kton less than in 3Q20.

b)	Investment in resuming operations at chlor-alkali and EDC plants

To restart its chlor-alkali operations, the Company concluded the implementation of a project to outsource sea salt for use as feedstock in the chlor-alkali plants in Alagoas. The estimated cost of the project is approximately R$68 million, of which R$64 million already had been invested as of 4Q20. In February 2021, after concluding the commissioning process in accordance with the applicable safety standards, the Company announced the resumption of chlor-alkali production and dichloroethane.

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c)	Geological phenomenon - Alagoas

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383 million, of which R$1,450 million was recognized under current liabilities and R$1,933 million under non-current liabilities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”, and in conjunction with the MPE, DPE and MPF, the “Authorities”). The Agreement establishes cooperative actions for relocating residents from risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem, for the population in specified risk areas.

In June 2020, the Company received from the Authorities an official letter informing it of the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), which expanded the area to be relocated. On July 15, 2020, the Company and the Authorities signed the First Amendment to the Agreement to incorporate this expansion into the PCF.

In September 2020, specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities (“Studies”) were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios in the short and long run, which include areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Given the update of the Civil Defense Map, in September 2020, the Company and the Authorities agreed to include additional properties in the PCF, with the execution of the Instrument of Resolutions in October 2020.

In parallel, as previously disclosed, the Company has been negotiating with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 (“Agreement for Compensation of Residents”) through which the parties agreed to include in the Financial Compensation and Support for Relocation Program (“PCF”) the relocation of additional properties defined by the Map of Sectors of the Civil Defense, which was updated in December 2020 to consider, among other information, the areas with future surface impacts, including in the long term, according to the Studies and comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the “Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation” and the “Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation” with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, and should be negotiated in the coming months.

As assessed by the Company and its external advisors, considering the short- and long-term effects of technical studies and the existing information and better estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on December 31, 2020 is R$9,176 million with R$4,350 million under current liabilities and R$4,826 million under non-current liabilities. On December 31, 2019, the provision was R$3,383 million, with R$1,450 million under current liabilities and R$1,933 million under non-current liabilities.

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The following table shows the changes in the provision in the period:

The amounts included in the provision may be divided among the following action fronts:

a.	Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, a provision was accrued in the amount of R$5,227 million (R$5,195 million net of the adjustment to fair value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and the negotiation of individual agreements for compensation the residents and third parties affected.

b.	Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation to be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are: conventional closure using the buffering technique, which consists of pressuring the cavity, a method adopted worldwide for cavities post-operation; confirmation of natural filling status; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem provides for actions to be developed during and after the closure of wells, which basically are as follows: (i) monitoring using sonar or through pressure and temperature measurement in salt cavities; (ii) subsidence monitoring system; (iii) monitoring of vibrations using seismographs and microseismographs; and (iv) monitoring by tiltmeter and e inclinometer.

The actions conducted by the Company are based on technical studies by contracted experts, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM and, to date, is awaiting the agency’s determination on the measures to be adopted with regard to other wells.

The plans to close wells have a certain level of uncertainty, given that they may be updated until the cavities reach stabilization. Continuous monitoring is essential for confirming the results of the current recommendations. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

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The total provision for implementing the measures planned for the 35 wells is R$1,610 million (R$1,585 million net of adjustment to fair value). The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

The definition of the necessary measures for the recovery of areas potentially impacted by the geological phenomena depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

c.	Social and urban actions, in accordance with the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580 million (R$1,516 million net of adjustment to fair value) for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, with R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions.
d.	Additional measures, for which the provision amounts to R$900 million (R$880 million net of adjustment to fair value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The Company’s provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including timing changes, extension and way of execution; effectiveness of action plans, and the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires.

The measures related to the mine closure plan are subject to the analysis and approval of ANM, the monitoring of results of the measures under implementation, as well as the changes related to the dynamic nature of geological events.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company. Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the municipality of Maceió, which will be negotiated over the coming months. To date, the Company cannot predict the results of any discussions or any of their associated costs.

Therefore, the Company cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by Braskem may differ from its estimates.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the financial statements of the Company.

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For more information, please see note 26 (“Geological event - Alagoas”) of the Consolidated Financial Statements of December 31, 2020.

d)	Financial Compensation and Support for Relocation Program

As of the end of 4Q20, around 9,213 properties were relocated in the areas specified in the agreement. Of the bank account specifically for funding the Financial Compensation and Support for Relocation Program (“PCF”), in the amount of R$1.7 billion, approximately R$409 million already had been disbursed as of end 4Q20. The expenses include mainly financial aid for relocation, rent allowance, compensation for pain and suffering, damages and lawyers’ fees.

In addition, in connection with the Agreement for Compensation of Residents, the Company and the DPE, MPF, MPE and DPU agreed to the transfer of R$1 billion to Braskem’s bank account specifically for funding the PCF, in 10 monthly installments of R$100 million each, starting in January 2021. In January and February 2021, the Company made two deposits of R$100 million each, with the other eight remaining deposits scheduled for the subsequent months.

2.1.4	FINANCIAL OVERVIEW

A) NET REVENUE: increase in Brazilian real and U.S. dollar compared to 3Q20 (+18%), mainly explained by the higher prices of resins and main base chemicals in the international market.

In relation to 4Q19, the increase in U.S. dollar (+8%) is explained by the higher sales of resins and main chemicals and the higher prices of resins in the international market. In Brazilian real, net revenue in 4Q20 increased in relation to 4Q19 (+42%), due to the same factors that affected net revenue in U.S. dollar, as well as the 31% depreciation of the Brazilian real against the U.S. dollar between the periods.

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Sales by sector (%)

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Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): the increase in COGS in Brazilian real and U.S. dollar compared to 3Q20 (+13%) is mainly explained by the higher naphtha price reference in the international market influenced by higher oil prices, driven by optimism on the COVID vaccination campaigns.

Compared to 4Q19, COGS decreased (-13%) due to the decline in ARA naphtha price reference in the international market reflecting the lower oil price due to the impacts of COVID that caused the weaker demand for oil. In Brazilian real, COGS in 4Q20 increased in relation to 4Q19 (+14%), due to the same factors that affected COGS in U.S. dollar, as well as the 31% depreciation of the Brazilian real against the U.S. dollar between periods.

In the quarter, COGS was affected by the PIS/COFINS tax credit on the feedstock purchases (REIQ) in the amount of US$55 million (R$228 million) and by the Reintegra tax credit in the amount of US$0.5 million (R$2.0 million).

C) SG&A Expenses: in line with 3Q20 (+1%) and down in relation to 4Q19 (-45%) mainly due to the lower expenses with third-party services related to the geological event in Alagoas and with the independent monitorship.

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D) RECURRING OPERATING RESULT: accounted for 79% of the Company’s consolidated recurring Operating Result.

2.2	UNITED STATES & EUROPE
2.2.1	PETROCHEMICAL SPREADS

▪	U.S. PP Spread[9]: increase compared to 3Q20 (+18%) due to interruptions caused by the hurricane season and the recovery of the durable goods sectors. The PP price increased (+18%) due to (i) inventory rebuilding in the production chain; (ii) PP supply constraints in the region; and (iii) the higher propylene price, explained mainly by the unscheduled shutdowns in the region, which deteriorated inventories to record lows. Compared to 4Q19, the PP spread increased 17% due to strong demand supported by the recovery in industrial activity.
▪	PP Spread in Europe[10]: spreads in line with 3Q20 (-1%). Propylene price increased (+2%) due to supply constraints in the region following new physical distancing restrictions, which affected refineries utilization rates. Compared to 4Q19, decline in the prices of PP (-4%) and propylene (-8%) due to the lower industrial activity in the region, which led the PP spread to increase 8%.

[9] U.S. PP – U.S. propylene price

[10] EU PP – EU propylene price

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2.2.2	OPERATIONAL OVERVIEW

a) Demand for resins: in the United States, demand for PP increased in relation to 3Q20 (+8%) due to the resumption of industrial activities after the pandemic’s impact and the restocking trend in the chain. In Europe, the weaker demand compared to 3Q20 (-1%) is explained by the second phase of physical distancing in some regions with the growth in COVID cases. Compared to 4Q19, demand for PP in the United States and Europe increased (+19% and +3%, respectively) due to the weak performance of the industry and the restocking trend in the chain in 4Q19, which mitigated seasonal effects.

b) Average utilization rate of PP plants: in the United States, excluding the production and capacity of the new PP plant (Delta), there was a decreased in relation to 3Q20 (-15 p.p.) due to the scheduled maintenance shutdowns, and in line with 4Q19. In Europe, the capacity utilization rate decreased compared to 3Q20 and 4Q19 (-23 p.p.), mainly explained by the scheduled maintenance shutdown.

In 4Q20, the ramp-up process of the new PP plant in the United States (Delta) improved significantly in terms of both production volume and quality of the material produced. The new plant’s production was 101 ktons, representing approximately 90% of capacity utilization, considering the quarterly production capacity of around 113 ktons.

c) Sales volume: decrease in relation to 3Q20 (-14%) and 4Q19 (-5%) due to lower supply of products for sale in both regions.

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2.2.3	FINANCIAL OVERVIEW

A) NET REVENUE: increase in Brazilian real (+15%) and in U.S. dollar (+14%) compared to 3Q20 explained by the higher PP price in the United States.

Compared to 4Q19, net revenue in U.S. dollar increased (+47%) due to higher PP price in the United States. In Brazilian real, net revenue was higher (+93%), reflecting not only the higher PP price in the United States, but also the 31% depreciation of the Brazilian real against the U.S. dollar between the periods.

B) COST OF GOODS SOLD (COGS): increase in Brazilian real (+17%) and U.S. dollar (+16%) compared to 3Q20 due to the increase in propylene price in the United States, despite the lower sales volume in the United States and Europe.

In relation to 4Q19, the increase (+41%) is explained by the higher propylene price in the United States, despite the lower sales volume in the United States and Europe. In Brazilian real, COGS increased (+85%), reflecting not only the higher PP price in the United States, but also the 31% depreciation in the Brazilian real against the U.S. dollar between periods.

C) SG&A Expenses: increase compared to 3Q20 (+22%) due to higher expenses with third parties and other general and administrative expenses. In relation to 4Q19, the decline (-4%) is due to lower selling and general expenses.

D) RECURRING OPERATING RESULT: accounted for 13% of the Company’s consolidated recurring Operating Result.

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2.3	MEXICO
2.3.1	PETROCHEMICAL SPREADS

▪	North America PE Spread[11]: increase compared to 3Q20 (+24%). The PE price in the United States increased (+19%) due to: (i) the continued strong demand, driven by the plastic packaging sector; and (ii) the low supply of PE given the low inventory levels. The ethane price in the international market decreased (-4%), mainly due to the product’s higher supply. In relation to 4Q19, the spread was 53% higher due to: (i) stronger demand for PE in the period; and (ii) the supply constraints caused by the hurricane season in the region.

[11] PE – Ethane US Price

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2.3.2	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: higher than 3Q20 (+3%) and 4Q19 (+3%), due to the resumption of industrial activity after the pandemic’s impact, mainly in the construction, infrastructure and packaging sectors.

b) Average utilization rate of PE plants: down from 3Q20 (-37 p.p.) and 4Q19 (-34 p.p.), due to the unilateral interruption in natural gas transportation by National Natural Gas Control Center (Cenagas), the Mexican government agency solely responsible for the natural gas pipeline and transportation system in the region, which led to the suspension of operations at plants in December.

In the quarter, Braskem Idesa imported approximately 35,000 tons (average of 7,000 barrels per day) of ethane from the United States to complement the ethane supplied by Pemex, which represented 9% of the PE capacity utilization of the Petrochemical Complex in Mexico, whose utilization rate stood at 48% in the quarter. The expected capacity of the Fast Track project of 12,800 barrels per day operated at 9.7 thousand barrels per day in November, or approximately 76% of the expected capacity. In December 2020, Braskem Idesa completed an expansion of the Fast Track operation, which currently has an expected capacity of 20 thousand barrels per day of ethane, or about 30% of the total ethane requirement of the petrochemical complex.

Situation in México:

In December 2020, the subsidiary Braskem Idesa was notified by the National Natural Gas Control Center ("Cenagas"), the Mexican government agency solely responsible for the natural gas pipeline and transportation system in the region, regarding the unilateral suspension of natural gas transportation, an energy input essential for the production of polyethylene at the Petrochemical Complex in Mexico. As a result, and respecting the safety protocols, Braskem Idesa immediately suspended its operations.

On January 7, 2021, the Company announced the partial resumption of PE production based on an experimental business model that follows all safety protocols and reduces the impacts on serving the demand from Mexico’s plastics industry.

According to Notice to the Market of March 1, 2021, Braskem Idesa signed with PEMEX and Cenagas the following documents to enable BI continued operation:

iii.	a memorandum of understanding ("MoU") with PEMEX setting out respective understandings for the discussion of potential amendments to the Ethane Supply Contract and for the development of an ethane import terminal, subject to negotiation, entering into definitive documentation, approvals of BI's shareholders and creditors and with reservations of rights; and
iv.	an agreement for natural gas transport service with CENAGAS, with a term of 15 years, such term conditioned upon the execution of the definitive documentation referenced in item (i) above.

With the execution of these documents by BI, BI commenced to receive the service of natural gas transportation, which had been unilaterally terminated in December 2020, allowing the Company to use natural gas in its production process and electricity generation. Additionally, the existing Ethane Supply Contact between BI and PEMEX has not been modified. At the time, BI cannot predict the outcome of such discussions with PEMEX, its shareholders and creditors.

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c) Sales volume: declines compared to 3Q20 (-18%) and 4Q19 (-11%) due to the lower availability of PE for sale due to the shutdown of plants in December.

2.3.3	FINANCIAL OVERVIEW

A) NET REVENUE: increase in Brazilian real (+3%) and U.S. dollar (+2%) compared to 3Q20 due to higher price of PE in the international market.

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Compared to 4Q19, the increase (+16%) is explained by the lower PE price in the international market. In Brazilian real, net revenue increased (+52%), reflecting not only the higher PP price in the international market but also the 31% depreciation in the Brazilian real against the U.S. dollar between periods.

Sales by sector (%)

Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increase in Brazilian real and U.S. dollar (+5%) compared to 3Q20, reflecting the increase of imported ethane volumes.

Compared to 4Q19, the increase in COGS (+12%) is explained by the higher prices of ethane in the period. In Brazilian real, COGS increased (+47%), reflecting not only the higher ethane price in the international market, but also the 31% depreciation of the Brazilian real against the U.S. dollar between periods.

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C) OTHER NET OPERATING INCOME (EXPENSES): includes accounting provision related to the write-off of the amount receivable from Braskem Idesa in the approximate amount of US$119 million (R$612 million) as payment for damages (“liquidated damages”) for the supply of ethane in a volume below that established in the Ethane Supply Contract with PEMEX in Mexico.

D) SG&A Expenses: higher than in 3Q20 (+12%), due to the increase in general and administrative expenses. Compared to 4Q19, the declined in U.S. dollar (-6%) was due to the reduction in selling expenses.

E) RECURRING OPERATING RESULT: accounted for 8% of the Company’s consolidated recurring Operating Result.

3.	CONSOLIDATED PERFORMANCE 4Q20 & 2020

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A) REVENUE BY REGION

B) CONSOLIDATED COGS

C) OTHER NET REVENUE (EXPENSES)

The Company recorded a net expense of R$2,625 million in 4Q20, mainly due to (i) accounting provision of approximately US$612 million (R$119.1 million) related to the write-off of the amount receivable from Braskem Idesa as payment for damages (“liquidated damages”) for the supply of ethane in volumes below that established in the Ethane Supply agreement signed with PEMEX in Mexico; and (ii) the provision of R$1,758 million for the expenses associated with the geological event in Alagoas;

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D) RECURRING OPERATING RESULT[12]

In the quarter, the recurring Operating Result was US$833 million, 22% higher than in 3Q20, explained mainly by the higher spreads for resins and main chemicals in Brazil, for PP in the United States and for PE in Mexico. Compared to 4Q19, the recurring Operating Result in U.S. dollar was 246% higher, due to: (i) the better spreads for resins and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) the higher export volumes from Brazil. In Brazilian real, the recurring Operating Result was R$4,522 million, 23% and 355% higher than in 3Q20 and 4Q19, respectively, due to local-currency depreciation against the dollar between periods.

In the year, the recurring Operating Result was US$2,082 million, up 38% on 2019, mainly due to: (i) the better spreads for resins in Brazil, for PP in Europe and for PE in Mexico; and (ii) the higher resin sales volumes in Brazil, which in 3Q20 registered a quarterly record in this market, as well as the higher sales volume in the United States, Europe and Mexico. In Brazilian real, the recurring Operating Result was R$10,975 million, 85% higher than 2019, given the depreciation in the Brazilian real against the U.S. dollar between periods.

[12] Braskem’s consolidated result is equal to the sum of the results of Brazil, United States, Europe and Mexico minus the eliminations of revenues and costs related to product transfers between these regions.

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E) NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial expenses: increase compared to 3Q20 (+6%) explained by the impact of derivative related to feedstock operations. Compared to 4Q19, the increase (+1%) is explained by (i) the increase in gross debt and (ii) the impact from Brazilian real depreciation against the U.S. dollar on interest.

Financial income: decrease compared to 3Q20 and 4Q20 (-24% and -14%, respectively), explained by the recognition of income related to the PIS and COFINS tax liabilities overpaid in prior period.

Net exchange variation: increase compared to 3Q20, mainly due to the appreciation in the Brazilian real against the U.S. dollar on net exposure in the amount of US$3,400 million, which was partially offset by the expenses with the transition of export hedge accounting that was recorded in the net equity, in the amount of R$637 million. Compared to 4Q19, the item was affected by average exposure (US$3,400 million), which is 27% higher than average exposure in 4Q19.

Transactions in financial instruments designated as hedge accounting

In the quarter, the Company: recognized US$181 million (R$637 million) in exports of from flow that was designated. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$5.5194.

The balance of financial instruments designated for hedge accounting ended 4Q20 at US$5.3 billion.

Long-Term Currency Hedge Program:

Braskem’s feedstock and products have their prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

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On March 31, 2020, Braskem had a notional value of outstanding put options of US$2.1 billion, at an average exercise price of R$/US$4.33. At the same time, the Company also had a notional value of outstanding call options of US$1.5 billion, at an average exercise price of R$/US$5.94. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) of these operations of Zero Cost Collar (“ZCC”) was negative R$145 million at the end of the quarter.

As a result of the depreciation of the Brazilian real in relation to the U.S. dollar in the quarter, the Company exercised in part the calls of the ZCC program. The effect on cash flow for 4Q20 was R$120 million and for the year R$448 million.

BRASKEM IDESA

Financial expenses: down compared to 3Q20 (-1%) explained by the effect from local currency appreciation on interest expenses. Compared to 4Q19, the increase (+14%) is explained by the effect from the depreciation in the Mexican peso against the U.S. dollar on interest expenses in the period.

Financial income: increase in relation to 3Q20 due to the higher income from long derivative instruments related to the interest rate swap operation linked to the Project Finance. The comparison with 4Q19 was due to losses on derivative operations related to the interest rate swap transaction linked to the Project Finance.

Net exchange variation: increase compared to 3Q20, due to the effects from the appreciation in the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,331 million. Compared to 4Q19, net exchange rate variation was affected by the increase of 5% in average exposure (US$2,331 million) compared to 4Q19.

F) FREE CASH FLOW

Free cash flow in 4Q20 was positive R$2,033 million, explained mainly by (i) the strong recurring operational result in the quarter; (ii) the monetization of PIS/COFINS credits in the approximate amount of R$776 million in 4Q20; and (iii) the lower payment of interest in relation to the previous quarter. These impacts were partially offset by the increase in operating capex due to scheduled maintenance shutdowns in the United States and Europe, besides operational problems in the petrochemical complex in São Paulo.

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In the year, the Company registered positive net cash generation of R$1,276 million, mainly due to: (i) strong recurring operating result; (ii) the monetization of PIS/COFINS credits of R$1,786 million; and (iii) the reduction in Company’s estimated investments by 23%.These impacts were partially offset by the impact of working capital on cash flow in the first half of 2020, which is explained by the cash consumption due to the change in raw material purchase profile, with lower volume of imported naphtha.

G) LIQUIDITY & CAPITAL RESOURCES

BRASKEM (ex-BRASKEM IDESA)

On December 31, 2020, the average debt term was around 19 years[13], with approximately 50% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation +5.3%.

[13] Considers the 100-year perpetual bond. Including the 30-year perpetual bond, the average debt term is 14 years.

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The liquidity position of US$3,940 million is sufficient to cover the payment of all liabilities coming due in the next 84 months, considering the international rotating credit facility of US$1 billion available through 2023.

Due to its strong cash position and with the objective of reducing gross debt levels, the Company announced in March 2021, the total redemption of the 7.375% perpetual bond, at face value, in the amount of US$500 million.

BRASKEM IDESA

On December 31, 2020, the average debt term was around 5 years, with approximately 38% of maturities concentrated after 2029. The weighted average cost of the Company’s debt was exchange variation +5.32%.

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Braskem Idesa has guarantees typical to Project Finance structures: debt service reserve account and contingent equity commitment. At the close of 2020, such guarantees corresponded to US$194 million and US$208 million, respectively.

In line with the Company’s Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the company itself and the shareholders provide limited guarantees. This financing has guarantees typical to transactions under Project Finance modality, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind.

On the reporting date, there was one breach involving part of the nonpecuniary obligations established in the contracts. As a result, the entire balance of non-current liabilities, in the amount of R$6,539 million, was reclassified to current liabilities.

In accordance with the accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that no creditors requested said early payment and that Braskem Idesa has been made payments of its debt obligations according to the original amortization schedule.

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Furthermore, Braskem Idesa has been negotiating the approval of such breaches with its creditors to return the entire amount reclassified from current liabilities back to non-current liabilities.

H) INVESTMENTS & VALUE CREATION

In line with the deleveraging plan and cash preservation strategy, the Company revisited investments for 2020, reducing from US$721 million to approximately US$600 million. At the end of 2020, the Company registered investments in the approximate amount of US$555 million, down 8% from the goal of US$600 million.

Operating Investments 2020: most operating investments were made in the scheduled shutdowns in the United States and Europe.

Strategic Investments 2020: expenditures were allocated to the following projects: (i) construction of the new PP plant in the United States, in the amount of R$802 million (US$162 million), which accounted for 72.7% of total investment in strategic projects; (ii) upgrading of electrical infrastructure at the Neal plant in the United States; (iii) modernization of the electrical system of the petrochemical complex in the ABC region of Greater São Paulo; and (iv) resumption of chlor-alkali production in Maceió with the outsourcing of sea salt.

Investments in 2021

The investment expected to made during 2021 by Braskem is R$3,904 million (US$764 million), to be allocated mainly to scheduled maintenance shutdowns in ABC, São Paulo and Rio Grande do Sul plants, and strategic projects, such as the expansion of the biopolymers business and the expansion of recycled resin production capacity.

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Braskem Idesa

Braskem Idesa should invest R$175 million (US$34 million) during 2021 in projects related to the operating efficiency, such as the ethane import project, maintenance, productivity and HES.

VALUE CREATION

Transform For Value Program

In early 2020, Braskem created the Transform For Value (TFV) Program to coordinate, accelerate and give focus to the company's main improvement initiatives. Based on the concepts of a Transformation Office, which are often used by private equity funds in their investees, the program has four goals: (i) to consolidate visions; (ii) to prioritize initiatives; (iii) to accelerate the capture of gains; and (iv) to communicate results.

The consolidated vision of the TFV Program encompasses the actions not only of the Transformation Office, but also the Digital Center and energy, continuous industrial improvement and Cost & Productivity (C&P) CAPEX projects. The program, which has a global scope, will focus currently on initiatives that can deliver gains by end-2023 and use a phase-to-phase scheme to manage and communicate the advances of each initiative.

In 2020, the TFV Program advanced in its implementation of the initiatives mapped to end the year with the capture of US$55 million/year[14]. For 2021, the Company’s goal is to advance in the program's activities to reach the capture of recurring gains of approximately US$160 million annually.

Lastly, the Company believes that estimated recurring gains by 2023 could reach approximately US$340[15] million annually.

Capacity Expansion & Energy Efficiency Projects

Project to expand biopolymers production capacity in the Triunfo Petrochemical Complex, in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200 kta to 260 kta using feedstock made from sugarcane ethanol and used to produce “I’m Green”TM resins, with operational startup expected from 2022 and investments estimated at around US$61 million. The Project is aligned with the Company’ goals of reducing its greenhouse gas emissions by 15% by 2030 and of reaching carbon neutrality by 2050, while also reinforcing its position as the global leader in biopolymers production to meet clients’ needs and drive growth in the Circular Economy.

[14] Amounts related to the initiatives in stage 4 (ramp-up), in which amounts are registered as they are realized, and stage 5 (concluded), after stabilization and/or internal audit, in accordance with the maturity follow-up methodology for the initiatives established by the Transform for Value Program.

[15] Amounts estimated as of December 2020.

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Project to produce high-quality recycled resin

In partnership with Valoren, a company specializing in developing and operating technologies for transforming solid waste, Braskem will invest around R$67 million in the construction of a recycling line with capacity to transform some 250 million pieces of packaging into 14,000 tons of high-quality, post-consumer resin per year. The project will be installed in Indaiatuba, in São Paulo state’s interior region, and is expected to start operations in the fourth quarter of 2021.

Energy efficiency project for ABC petrochemical complex

In partnership with the German-based company Siemens, the Company is modernizing its ABC petrochemical complex, in São Paulo. With total estimated investment of R$275 million, the project includes replacing the steam turbines that currently meet the needs of the complex for high-speed electrical engines, developed with state-of-the-art and high-performance technology. The project reached completion of approximately 86%, with total investment of R$180 million to date. The expectation is that the completion of the modernization will take place over the course of 2021.

Projects in Economic & Financial Feasibility Study

Opportunity to expand ethane imports in Mexico

Evaluation by Braskem Idesa of a complementary solution for importing ethane, whose scope consists of the construction of an import terminal for ethane and a pipeline to transport it to the petrochemical complex.

Opportunities to expand biopolymers business

Evaluation of opportunities to expand the biopolymers business by building new plants in Brazil and/or other regions, mainly for “I’m Green”TM polyethylene, which maintains the same properties, performance and versatility of conventional resins, with the competitive advantage of capturing up to 3.09 tons of carbon gas during its production process.

Opportunities to diversify feedstock and competitiveness through the use of Liquids and Pre-salt Natural Gas (long-term project)

Evaluation of opportunities for expanding the production capacity and diversifying the feedstock mix in southeastern Brazil based on new gas availability from the development of new gas outflow routes from the Pre-salt.

I) DELEVERAGING PLAN

During 2020, Braskem implemented measures to reduce corporate leverage in order to recapture an investment-grade credit rating. Since the end of the second quarter of 2020, the Company has reduced significantly its corporate leverage, from 7.11x to 2.94x at end-2020.

In 2020, the Company made progress on the initiatives of its deleveraging plan and ended the year with the following achievements:

•	Issue of Hybrid Bond (subordinated securities) in July 2020, in the aggregate amount of US$600 million, treated as 50% equity by Standard & Poor's and Fitch Ratings;
•	Reduction of investments from US$721 million to approximately US$555 million in 2020, below the target of US$600 million;
•	Reduction of approximately 9% in fixed costs from 2019, near the target of ending 2020 with a reduction of 10%;
•	Monetization of approximately R$1.8 billion in PIS/COFINS credits in the year.

The initiatives contributed to reducing Net Debt by approximately US$810 million and to increasing adjusted recurring Operating Result by approximately US$90 million, resulting in a reduction in the corporate leverage ratio of 0.63x.

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4.	ENVIRONMENT, SOCIAL RESPONSIBILITY & CORPORATION GOVERNANCE
4.1	HIGHLIGHTS
▪	Green PE – Expansion Capacity: Braskem will start a project in Triunfo petrochemical complex, in Rio Grande do Sul, to expand its current green ethylene production capacity by 60,000 tons, with investments estimated at US$61 million.
▪	Clean Energy: The Company signed an agreement to buy renewable energy from Casa dos Ventos that will contribute to the feasibility of the construction of a new wind farm by Casa dos Ventos in the state of Rio Grande do Norte, which will ensure the supply of energy to Braskem for 20 years. In addition to the purchase of energy, Braskem also will have the option to acquire, subject to approval by the competent governance levels, an equity interest in the wind farms, which would enable a self-production model.
▪	Renewable bio-MEG: Braskem and Danish-based Haldor Topsoe, a global leader in catalysts, technology and services for the chemical and refining industries, announced the first-ever production of renewable monoethylene glycol (MEG) at the unit located in Lyngby, Denmark, The innovative and sustainable product is the result of a technological cooperation launched in 2017 and has broad applications in the packaging and textile markets.
▪	Capture and Use of CO2: Braskem joined forces with the University of Illinois, Chicago (UIC) in the United States to research a route for developing ethylene, the feedstock used to make thermoplastic resins, by applying technology that captures and uses the carbon gas (CO2) emitted in industrial processes.
▪	OCS Blue® Certification: Braskem completed the implementation stages of the Pellet Zero/OCS Program in 2020, with preparation for the audit and post-audit process in all Industrial and Logistics units in Brazil by the Plastivida certifier, obtaining OCS Blue® certification in December. OCS Blue® is a recognition for companies that stand out within the Operation Clean Sweep program, an international program designed to prevent the loss of pellets, flakes and powder by being contained, recovered and or discarded in order to help maintain this material outside the marine environment.

4.2	RECOGNITION
▪	Diversity, Equality & Inclusion: The Company was included in Bloomberg Gender-Equality Index 2021. The index evaluated criteria such as female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies and pro-women brand at 380 listed companies based in 44 countries.
▪	Chemical Week & I’m greenTM: In November, the I’m greenTM brand, which includes green polyethylene and the recycled resins of the Company’s portfolio, was recognized in the Sustainability Awards sponsored by Chemical Week, a U.S. publication, during the Financial Outlook & Sustainability Forum, as Best Sustainable Initiative.
▪	Carbon Efficient Index (ICO2): Braskem once again was selected for inclusion in the ICO2 portfolio.
▪	Water and Climate CDP: Braskem remained a leader in the CDP water management (A) and climate risk (A) rankings, achieving the maximum score in the Water List for the fourth straight quarter and remaining a leader in the Climate List for the sixth straight time.

4.3	CIRCULAR ECONOMY

SALES

Global sale of recycled resins and chemicals reached 5,752 tons in 4Q20, increasing compared to 3Q20 (+310%) and 4Q19 (+290%), due to (i) the continued growth in demand for recycled resins; (ii) the increase in production capacity; and (iii) the start of commercial activities in Europe. Meanwhile, sales of Green PE, a resin made from ethanol feedstock, declined in relation to 3Q20 (-5%) and 4Q19 (-4%), reflecting the restocking strategy.

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In 2020, sales of recycled resins were 9,067 tons, increasing compared to 2019 (+284%), due to: (i) the higher demand for these products; (ii) the expansion in production capacity; and (iii) the start of operations in Mexico and Europe. Green PE sales increased in relation to 2019 (+5%), supported by the strong demand for the product, especially in Europe and Asia.

▪	Brazil: increase in recycled resin sales compared to 3Q20 (+389%) and 4Q19 (+174%), due to the strong demand for plastic resins, mainly from the retail sector, and increase in production capacity of recycled resins, given the new partnership with recyclers, with a consequent increase in the supply of products expansion of the portfolio. Sales of chemicals increased compared to 3Q20 (+42%) and 4Q19 (+35%), due to the one-time sale of recycled co-products.
▪	United States & Europe: increase in relation to 3Q20 (+184%) and 4Q19 (+154%), due to the stronger demand and launch of sales of recycled resins in Europe.
▪	Mexico: increase in relation to 3Q20 (+736%), due to the strong demand for recycled resins, mainly in the plastic compounds and chemicals segments.
▪	Green PE: the capacity utilization rate of the green ethylene petrochemical complex was 98%, increasing compared to 3Q20 (+18 p.p.) and 4Q19 (+19 p.p.), due to the resumption of the plant’s operations after the scheduled maintenance shutdown. Sales of Green PE were lower than in 3Q20 (-5%) and 4Q19 (-4%), due to the restocking strategy.

ECO-INDICATORS[16]

In 2020, the ecoefficiency indicators of Braskem’s plants were affected in general by the decline in production volume resulting from the weaker demand caused by the pandemic, the suspension of operations at the chlor-alkali plant in Alagoas state and the closure of the chlor-alkali plant in Bahia.

Note that the effluents discharge indicator decreased (-6%) compared to 2019, due to greater control of effluents, increased equipment efficiency and lower water consumption in some units, due to the startup of reverse osmosis.

Another highlight was energy consumption, which declined in absolute terms by approximately 3% compared to 2019, which is explained by the energy efficiency projects in Camaçari, BA involving the electrification of equipment and the automation of processes using mathematical and statistical models to optimize energy consumption.

In 2020, the actions within the Operation Clean Sweep program, together with other actions of contention of pellets on industrial sites, contributed with approximately 2,000 tons of pellets, flakes, and plastic powder, collected in the areas of bagging, shipping, internal warehouses, external warehouses and recycling centers, distribution, preventing them from reaching rivers and seas.

[16] Data and can be revised depending on internal updates.

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4.4	SAFETY
▪	People Safety: the consolidated overall frequency rate in the year was 0.95 events per million hours worked, down 8% from 2019. The rate is the lowest rate of the last three years and was achieved with the efforts and training under the Human Reliability Program.
▪	Process Safety: The TIER 1 rate for the year in 4Q20 was 0.07 events per million hours worked, down 53% from 0.15 in 4Q19. The TIER 2 rate in 4Q20 was 0.43 events per million hours worked, down 42% to 0.74 in 4Q19. The better performance is mainly due to the mechanical integrity and human reliability programs.

4.5	CORPORATE GOVERNANCE
▪	Compliance on Top 2020: recognition of Braskem’s executives in Compliance on Top 2020, an event that closes the year in Brazil’s compliance industry. Chief Compliance Officer Everson Bassinello and Compliance Director for South America Akira Ano Junior figured on the list of the 30 most admired professionals.
▪	Integrity Commitment in the Value Chain (ICC): commitment by the private sector to the integrity of the production chain in an initiative led by the International Chamber of Commerce in Brazil (ICC Brazil), with the aim of encouraging good Compliance practices in the respective value chains to create a broad integrity system.
▪	Enterprise Risk Management: In 2020, in line with the guidelines established in its Global Policy on Risk Management, Braskem has continued to evolve and had relevant improvements in its adoption of best practices in Enterprise Risk Management (ERM), with the aim of protecting shareholders’ tangible and intangible assets, ensuring people safety and protecting the environment and local communities. The ERM process involves identifying risks, assessing their impacts and determining the applicable treatment measures. As a result, the Company frequently revisits its risk matrix and treatment of the scenarios identified and prioritized, especially those involving social and environment aspects, which are prioritized by the Company.

5.	CAPITAL MARKETS

On December 31, 2020, Braskem’s stock was quoted at R$23.57/share (BRKM5) and US$9.01/share (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

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5.1	RATING

Since the last disclosure of results, the risk-rating agencies Fitch Ratings, Standard & Poor’s (S&P) and Moody’s have kept their ratings for Braskem on global scale unchanged. In the case of Fitch Ratings and Standard & Poor’s (S&P), the rating on the global scale remained BB+, with a stable outlook. In the case of Moody’s, the rating remained Ba1, with a negative outlook.

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Braskem reiterates that it maintains a solid cash position and debt maturity profile concentrated in the long term. The Company also reinforces its commitment to maintaining its liquidity position and cost discipline, while continuing to take measures to reduce its corporate leverage to regain its investment grade rating.

5.2	MODELING 2021

BRAZIL

Historically, the demand for petrochemical products has a strong correlation with the growth rate of the economy as a whole, given that the products produced by the petrochemical industry have exposure to different segments of the economy. Thus, after the strong economic downturn in 2020 (4.1% drop in GDP), the IMF estimate is that the Brazilian economy will present growth in 2021, positively impacting the demand for thermoplastic resins in Brazil.

In relation to petrochemical spreads, according to the projection of external consultants, the expectation is for healthier spreads for all resins (PE, PP and PVC) and main chemicals in Brazil, due to a resilient demand, mainly in the first semester 2021.

UNITED STATES AND EUROPE

In the United States, the Company will add 450 thousand tons to its sales portfolio related to the new PP plant (Delta).

Additionally, PP-Propylene spreads in the US, according to the projection of external consultants, should remain healthy in 2021, as new additions of PP capacities in the region are planned only for the next years, and the demand for petrochemical products has proved to be resilient.

Regarding the Company's business in Europe, sales volume should remain in line with 2020, in a scenario of maintaining the same production capacity in the region, but with healthier PP-Propylene Europe spreads, according to the projection of external consultants.

MEXICO

In the Mexico business, in early 2021, Braskem Idesa partially returned the polyethylene production based on an experimental business model, following safety protocols. Additionally, at the beginning of March 2021, the natural gas transportation service that had been unilaterally interrupted in December 2020 was re-established.

In relation to spreads, according to the projection of external consultants, the expectation is for healthier PE-Ethane spreads in 2021, mainly due to the strong demand for the product.

39

5.3	INDICATORS

40

LIST OF ANNEXES:

ANNEX I:	Consolidated Income Statement	42
ANNEX II:	Consolidated Recurring Operating Result Calculation	42
ANNEX III:	Consolidated Balance Sheet	41
ANNEX IV:	Consolidated Cash Flow	44
ANNEX V:	Braskem Idesa Income Statement	45
ANNEX VI:	Braskem Idesa Balance Sheet	45
ANNEX VII:	Braskem Idesa Cash Flow	46

41

ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated Recurring Operating Result Calculation

42

ANNEX III

Consolidated Balance Sheet

43

ANNEX IV

Consolidated Cash Flow

44

ANNEX V

Braskem Idesa Income Statement

ANNEX VI

Braskem Idesa Balance Sheet

45

ANNEX VII

Braskem Idesa Cash Flow

46

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.